Exhibit 12.1

Copano Energy, L.L.C. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In Thousands)

	Nine Months ended September 30,	Year ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Net income (loss)	$(163,565)	$(8,681)	$23,158	$58,213	$63,175	$65,114
Income taxes	1,161	931	794	1,249	1,714	—
Equity in earnings from unconsolidated affiliates	158,581	20,480	(4,600)	(6,889)	(2,850)	(1,297)

Pre-tax income from continuing operations	(3,823)	12,730	19,352	52,573	62,039	63,817
Fixed charges	42,233	57,423	60,069	69,339	30,753	34,011
Amortization of capitalized interest	872	259	427	259	85	38
Distributions from unconsolidated affiliates	20,329	25,955	29,684	25,830	4,382	—
Capitalized interest	(7,402)	(3,355)	(3,362)	(3,471)	(932)	(693)

Earnings for ratio calculation	52,209	$93,012	$106,170	$144,530	$96,327	$97,173

Fixed charges:
Interest and other financing costs	34,450	$53,605	$55,836	$64,978	$29,351	$32,904
Capitalized interest	7,402	3,355	3,362	3,471	932	693
Interest portion of operating leases	381	463	871	890	470	414

Total fixed charges	42,233	57,423	$60,069	$69,339	$30,753	$34,011

Ratio of earnings to fixed charges	1.2x	1.6x	1.8x	2.1x	3.1x	2.9x

Exhibit 12.1